Filed by Diversa Corporation Pursuant to Rule 425

Under the Securities Act of 1933, as Amended

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as Amended

Subject Company: Diversa Corporation

Commission File No. 333-141392

This filing relates to a flyer distributed by Diversa Corporation (“Diversa”). Diversa has executed an Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, by and among Diversa, Concord Merger Sub, Inc., Celunol Corp. (“Celunol”) and William Lese, as the representative of Celunol’s stockholders.

Forward Looking Statements

Statements in this presentation that are not strictly historical are “forward-looking” and involve a high degree of risk and uncertainty. These include statements related to the combined company’s position in the cellulosic ethanol industry, the combined company’s integration plans and expected synergies related to the proposed transaction, the potential benefits of the proposed merger, including the combined company’s position as a producer of cellulosic ethanol and strategic partnering in bio-refineries, the combined company’s plans to develop a U.S. and international commercial-scale cellulosic ethanol plants, the combined company’s continued pursuit of market opportunities for Diversa’s specialty industrial enzymes, the combined company’s anticipated future financial and operating performance and results, including estimates for the combined company’s growth and production capabilities, and expectations regarding the market and demand for the combined company’s products and plans for development and expansion of the combined company’s products. Such statements are only predictions, and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, the risk that either company may be unable to obtain stockholder or regulatory approvals required for the merger on a timely basis, or at all, the risk that the companies may not successfully integrate their businesses or may be unable to realize synergies, including synergies related to Diversa’s and Celunol’s respective scientific expertise and intellectual property, in a timely manner or to the extent anticipated, the risk that the merger may involve unexpected costs, the risk of unexpected delays in completion of the commercial-scale facilities, the risk that the combined company will not be able to obtain additional financing on favorable terms, or at all, the risk that Diversa’s and Celunol’s respective businesses may suffer as a result of uncertainty surrounding the merger, the risk that the market for the combined company’s products may change or be impacted by competition, new data, supply issues or marketplace trends, the risk that technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect the combined company’s commercial and/or development programs or that the combined company may encounter other difficulties in developing its products or in gaining approval or market acceptance of new products, processes, and/or technologies, and risks and other uncertainties more fully described in Diversa’s filings with the Securities and Exchange Commission, including, but not limited to, Diversa’s registration statement on Form S-4 filed with the SEC on March 19, 2007. The transaction is subject to customary closing conditions, including approval of Diversa’s and Celunol’s stockholders. These forward-looking statements speak only as of the date hereof. Celunol and Diversa expressly disclaim any intent or obligation to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

On March 19, 2007, Diversa filed a registration statement on Form S-4 with the SEC that includes a proxy statement/prospectus and other relevant documents in connection with the proposed merger between Diversa and Celunol and related transactions. Investors and securityholders of Diversa and Celunol are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) and other relevant materials, because they contain important information about Diversa, Celunol, and the proposed merger and related transactions. Investors may obtain a free copy of these materials and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn: Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed merger between Diversa and Celunol and related transactions. Information regarding the special interests of these executive officers and directors in the proposed merger and related transactions as well as additional information regarding these individuals is included in the proxy statement/prospectus referred to above. This document is available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Diversa at the address described above.

Diversa distributed the following flyer March 21 through March 24, 2007 at the 2007 World Congress on Industrial Biotechnology & Bioprocessing.

Cellulosic biofuels — such as ethanol derived from the stems, stalks and leaves of plants — are increasingly viewed as one of the most promising solutions to high oil prices, lack of energy security and global climate change. And rightly so. Biomass resources are low cost, abundant and green. In particular, cellulosic ethanol uses significantly less energy to produce than grain ethanol or gasoline. But what will make biofuels from biomass a commercial reality? A convergence of innovative technology. When this happen? How about now.

Diversa and Celunol are merging to create the first company with integrated, end-to-end technologies to cost-effectively convert biomass into fuel ethanol. Diversa, with patented enzyme discovery and optimization technologies, has been developing new enzyme cocktails to convert a variety of biomass feedstocks to fermentable sugars. Celunol, utilizing novel fermentation organisms and a proprietary process, has constructed the nation’s first pilot plant, and broken ground on the nation’s first demonstration plant, to convert biomass feedstocks to ethanol. By combining our formidable technologies, we are significantly accelerating the commercialization of affordable cellulosic biofuels from region specific feedstocks. Together we are seeking to build a global enterprise as a leading producer of cellulosic ethanol and as a strategic partner in biorefineries around the world.

Diversa + Celunol.

Making Cellulosic Biofuels a Commercial Reality.

Diversa Corporation 4955 Directors Place San Diego CA 92121 858.526.5000 www.diversa.com

Celunol Corp. 55 Cambridge Parkway 8th Floor Cambridge MA 02412 617.647.5300 www.celunol.com